

FOR IMMEDIATE RELEASE

For more information contact:

Luis Eduardo Bravo / Jorge Bustos
Investor Relations Department
Compañía Cervecerías Unidas S.A.
(56-2) 427-3581 or 427-3416

CCU ANNOUNCES BOARD ELECTION

(Santiago, April 27, 2004) CCU (NYSE: CU) informs the renewal of its Board of Directors during the Regular Stockholders' Meeting held on April 22, 2004. The following are the members of the new board, which were elected for a three-year period:

> Jorge Carey
> Andrónico Luksic
> Guillermo Luksic
> Giorgio Maschietto
> Manuel José Noguera
> Carlos Olivos
> Philippe Pasquet
> Francisco Pérez
> Alejandro Strauch

CCU is a diversified beverage company operating principally in Chile and Argentina. CCU is the largest Chilean brewer, the second-largest Argentine brewer, the third-largest Chilean soft drink producer, the second-largest Chilean wine producer, the largest Chilean mineral water producer, the third player in the pisco business and recently entered the confectionery industry. The Company has licensing and/or joint venture arrangements with Heineken Brouwerijen B.V., Anheuser-Busch Companies Inc., PepsiCo Inc., Paulaner Brauerei AG, Schweppes Holdings Limited, Guinness Brewing Worldwide Limited and Watt's Alimentos S.A. For more information, visit www.ccu-sa.com.